LIFE INSURANCE COMPANY

SETTLEMENT OPTION PROVISION

ACCELERATION OF DEATH BENEFITS FOR TERMINAL ILLNESS

We agree, subject to the terms and conditions of this Provision and the policy, to make available the payments described below. They will be made as of the Option Date if the Insured becomes terminally ill. Such payments shall be in place of all or a specified portion of the single payment which would otherwise be payable under the policy upon the death of the Insured.

This provision is not eligible for dividends. The percentage we use to compute the Benefit Amount will be set and changed based on our expectations of future experience.

DEFINITIONS

“Convertible Proceeds” means the proceeds payable under the policy at the death of the Insured, exclusive of any riders other than riders providing term insurance coverage on the life of the Insured, determined as if the Insured had died on the Option Date. Such proceeds will be net of any indebtedness. In addition, we reserve the right, but will not be required, to take into account either or both of the following in determining the Convertible Proceeds: (i) scheduled changes of policy and rider proceeds; and (ii) expected future premiums.

“Terminal Illness” means that we have received evidence satisfactory to us that the Insured’s life expectancy is 12 months or less. Such evidence must include certification by a physician of the Insured’s life expectancy.

“Benefit Amount” means the amount we will pay under this settlement option due to Terminal Illness. We will compute it as of the Option Date. It will be based on the percentage of the Convertible Proceeds you elect to place under the option, and will be reduced by the discount percentage applicable to the policy on the Option Date. Such discount percentage will be determined by us and may be changed by us from time to time, but shall never exceed any maximum imposed by applicable law or regulation.

The maximum interest rate used in the calculation of the benefit described herein shall not be greater than the greater of:

(1)	the then current yield on the 90-day Treasury Bills available at the date of application for an accelerated payment; and

(2)	the then current maximum adjustable policy loan interest rate based on the greater of:

(i)	Moody’s Corporate Bond Yield Averages - Monthly Averages Corporates - published by Moody’s Investors Service, Inc., or any successor thereto for the calendar month ending two months before the date of application for an accelerated payment; and

(ii)	the policy guaranteed cash value interest rate plus one per centum per annum.

In addition, we reserve the right, but will not be required, to impose an expense charge no greater than $250.

The Benefit Amount, as finally computed, will be at least as great as the surrender value of the policy on the Option Date multiplied by the percentage of the Convertible Proceeds placed under the applicable option.

“Option Date” means the date on which we are in receipt of your election to receive the Benefit Amount together with all required documents completed to our satisfaction.

METHOD OF PAYMENT

Upon Terminal Illness you may elect the Benefit Amount. We will distribute the Benefit Amount in a lump sum.

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EFFECT ON POLICY

The Convertible Proceeds will be reduced by any amount converted.

If you convert only a portion of your Convertible Proceeds, the policy will remain in force. Any sum insured, remaining death benefits, cash values, loan values, and premium payments will be reduced in the same proportion as the reduction in Convertible Proceeds. Premiums payable on or after the Option Date will be computed as if the policy had been issued at the reduced amount.

If you convert all of your Convertible Proceeds, all other benefits under the policy based on the Insured’s life will end. Any insurance benefits provided for someone other than the Insured under the policy will be administered in accordance with the policy or rider provisions applying to that insurance after the Insured’s death.

CONDITIONS

Your right to receive payment under this settlement option is subject to the following conditions:

1.	The policy must be in force.

2.	You must elect the option in writing on a form that meets our requirements.

3.	The policy must not be assigned except to us as security for a loan.

4.	If you convert only a portion of your Convertible Proceeds, the remaining Convertible Proceeds must be at least $25,000.

5.	The minimum accelerated death benefit shall be not less than the lower of 25 percent (25%) of the policy face amount or $50,000, but not greater than 50 percent (50%) of the face amount. The maximum amount of Convertible Proceeds you may place under option shall be no less than $1,000,000.

6.	You must send us the policy.

7.	The benefit under this settlement option provides for the accelerated payment of life insurance proceeds and its availability is not intended to cause you to involuntarily invade proceeds ultimately payable to the named beneficiary. Therefore, accelerated death benefit proceeds will be made available to you on a voluntary basis only.

RIGHT TO CANCEL

If you ask us in writing and send us the policy, we will cancel this Provision.

Signed for the Company at Boston, Massachusetts.

President	Secretary

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